Exhibit 99.2

DYNAMIC NETWORK SERVICES, INC.

AMENDMENT NO. 1 TO 2013 STOCK PLAN

1. Section 3(a) of Dynamic Network Services, Inc. 2013 Stock Plan (the “Plan”) is hereby deleted in its entirety and replaced with following:

“(a) General. Stock Rights may be granted to persons who are, at the time of grant, employees, officers, directors, consultants or advisors of the Company; provided, however, that the class of persons to whom Inventive Stock Options may be granted shall be limited to officers and other employees of the Company. A person who has been granted Stock Rights (“Participant”) may be granted additional Stock Rights if he or she is otherwise eligible and if the Board shall so determine. Subject to adjustment as provided in Section 15 hereof, the maximum number of shares with respect to which Stock Rights may be granted to any employee under the Plan shall not exceed 17,484,328 shares of Common Stock during any calendar year during the term of the Plan. For the purposes of calculating such maximum number, shares with respect to Stock Rights that have been forfeited in accordance with the terms of the applicable award and shares with respect to Stock Rights held back in satisfaction of tax withholding requirements from shares that would otherwise have been delivered pursuant to an award shall not be considered to have been delivered under the Plan. Also, the number of shares of Common Stock delivered under an award hereunder shall be determined net of any shares tendered by the Participant in payment of the exercise price or of withholding taxes.”

2. Section 4 of the Plan is hereby deleted in its entirety and replaced with following:

“Stock Subject to Plan. Subject to adjustment as provided in Section 15 hereof, the maximum number of shares of Common Stock which may be issued under the Plan, including, but not limited to, Incentive Stock Options, is 17,484,328 shares. If an Option granted under the Plan shall expire or terminate for any reason without having been exercised in full or if the Company shall reacquire any unvested share issued pursuant to Restricted Stock Awards, the unpurchased shares subject to such Option and any unvested Restricted Stock Awards shares so reacquired by the Company shall again be available for subsequent Stock Rights grants under the Plan. The maximum aggregate number of shares of Common Stock that may be granted as Options to any one Participant in calendar year shall not exceed 17,484,328.”

3. Except as set forth in this amendment, the Plan shall be unaffected hereby and shall remain in full force and effect.

Adopted: September 16, 2014

Approved by Stockholders: September 16, 2014